LATHAM & WATKINS LLP November 13, 2012 VIA EDGAR

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File No. 037869-0023

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Santarus, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 7, 2012
File No. 000-50651

Dear Mr. Rosenberg:

We are in receipt of the Staff’s oral comment received on November 6, 2012 related to our letter dated October 11, 2012, which responded to the Staff’s letter dated September 13, 2012 with respect to the Form 10-K for the year ended December 31, 2011 referenced above filed with the Commission on March 5, 2012 and the Form 10-Q for the quarter ended June 30, 2012 also referenced above filed with the Commission on August 7, 2012. We are responding to the Staff’s oral comment on behalf of Santarus, Inc. (“Santarus” or the “Company”) as set forth below.

For ease of reference, we have set forth the Staff’s oral comment and Santarus’ response below.

November 13, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3.   Significant Agreements, page F-21

1.	Please provide us proposed disclosure to be included in future periodic reports to clarify whether the $10.5 million allocated to intangible assets related to the license agreement with CHRP and Shore represents the acquisition date fair value.

Santarus’ Response:

In future annual filings, beginning with the Company’s Form 10-K for the period ending December 31, 2012, the Company will provide additional disclosure clarifying whether the $10.5 million allocated to intangible assets related to the license agreement with CHRP and Shore represents the acquisition date fair value in the Notes to Consolidated Financial Statements – Significant Agreements – License Agreement with CHRP and Shore. Set forth below is an example of the proposed future disclosure as compared to disclosure from the Company’s Annual Report on Form 10-K for the period ended December 31, 2011 (with additions shown in bold text).

License Agreement with CHRP and Shore

In December 2011, the Company entered into a license agreement with CHRP and Shore granting the Company exclusive rights to commercialize Fenoglide prescription products in the U.S. Under the terms of the license agreement, the Company paid Shore an $11.0 million upfront fee. In addition, the Company is required to pay Shore tiered royalties on net sales of Fenoglide. The royalties are 5% on net sales of up to $10.0 million (commencing in 2013), a 20% royalty on net sales between $10.0 million and $20.0 million, and a 25% royalty on net sales above $20.0 million. The Company is also obligated to pay Shore one-time, success-based milestones contingent on sales achievement: $2.0 million if calendar year net sales equal or exceed $20.0 million and $3.0 million if calendar year net sales equal or exceed $30.0 million.

Under the terms of the license agreement, the Company is responsible for commercial, manufacturing and regulatory activities for Fenoglide. Shore is financially responsible for returns of Fenoglide sold or distributed prior to the effective date of the license agreement, and for Fenoglide rebates, chargeback claims and discount or savings card redemptions pursuant to agreements in effect prior to the effective date. The Company is responsible for all other Fenoglide returns, rebates, chargebacks and discount or savings card redemptions. The Company has agreed to use commercially reasonable efforts to commercialize Fenoglide within the U.S. and to provide certain minimum detailing efforts and sales and marketing expenditures.

Prior to the execution of the license agreement, Shore entered into a settlement arrangement with Impax Laboratories, Inc. (“Impax”) in connection with ongoing patent infringement litigation associated with Impax’s abbreviated new drug application (“ANDA”) for a generic version of Fenoglide and a related paragraph IV challenge. The settlement terms grant

November 13, 2012

Impax a sublicense to begin selling a generic version of Fenoglide on October 1, 2015, or earlier under certain circumstances. In February 2012, the U.S. District Court for the District of Delaware entered an order dismissing the litigation and Santarus assumed Shore’s obligations associated with the sublicense to Impax.

Under the revised authoritative guidance for business combinations, the license agreement with CHRP and Shore was determined to be a business combination and was accounted for using the acquisition method of accounting. Neither separate financial statements nor pro forma results of operations have been presented because the acquisition transaction does not meet the qualitative or quantitative materiality tests under Regulation S-X. Transaction-related costs of approximately $240,000 were included in selling, general and administrative expenses for the year ended December 31, 2011.

The purchase price was $11.0 million and represents the upfront fee that the Company paid Shore in cash under the license agreement. As the royalties payable on the first $10.0 million of Fenoglide net product sales have been waived for 2012 under the license agreement, the Company allocated $500,000 of the total purchase price to prepaid royalty expense which will be expensed as incurred based upon net product sales of Fenoglide in 2012. The remaining $10.5 million of the total purchase price was allocated to intangible assets related to the license agreement and represents the acquisition date fair value of the assets. The $10.5 million in intangible assets is being amortized to license fee expense over the estimated useful life of the asset on a straight-line basis through September 2015. No other assets were acquired and no liabilities were assumed in the transaction. The royalties and sales milestones payable to Shore based on Fenoglide net product sales are being expensed as incurred or earned as the Company determined that the royalty rates and sales milestone amounts reflect reasonable market rates for the manufacturing and commercialization rights the Company was granted under the license agreement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson LATHAM & WATKINS LLP

Enclosures

cc:	Gerald T. Proehl, Santarus, Inc.
Debra P. Crawford, Santarus, Inc.
Carey J. Fox, Esq., Santarus, Inc.
Patricia M. Klassen, Esq., Santarus, Inc.